Confidential

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Exhibit 99.3

First Amendment to the Share Swap Agreement

This first amendment to the share swap agreement (the “Amendment”) is entered into by and between Woods Investment Company, Ltd., a company limited by shares incorporated pursuant to the laws of the Republic of China with unified business number of 90829607 (“Party A”) and Taiwan Liposome Co., Ltd., a company limited by shares incorporated pursuant to the laws of the Republic of China with unified business number of 16176150 (“Party B”, Party A and Party B are collectively referred to as “Parties” and each, a “Party”) on August 4, 2021.

RECITALS

WHEREAS, Party A and Party B entered into certain share swap agreement (the “Share Swap Agreement”) to govern the rights and obligations of Party A and Party B in relation to the Share Swap.

WHEREAS, the board of directors of Party A and Party B has each adopted a resolution and agreed in writing pursuant to Section 15.4 of the Share Swap Agreement, and Parties agree as follows:

I. Amendments to the Share Swap Agreement

1.	The following definitions shall be added to Section 1 of the Share Swap Agreement:

”Non-Qualified Investor(s)” means any non-ROC shareholder(s) (including individual and juristic person) of Party A that cannot legally receive Series B Special Shares as of the commencement date of the book-closure period immediately preceding the Completion Date of this Share Swap.

”Qualified Investor(s)” means (1) ROC shareholder(s) (including individual and juristic person) of Party A; and/or (2) non-ROC shareholder(s) (including individual and juristic person) of Party A that can legally receive Series B Special Shares as of the commencement date of the book-closure period immediately preceding the Completion Date of this Share Swap.

2.	Section 3.1 of the Share Swap Agreement shall be deleted and replaced in its entirety by the following:

“The Parties agree that, subject to Article 29 of the M&A Act and the terms and conditions of this Agreement, the consideration for Party A to acquire each common share of Party B should be NT$100 per share (the “Consideration”). The number of Party B’s shares to be acquired by Party A shall be the difference of (x) the number of actual issued and outstanding shares (including the number of shares pursuant to exercise of ESOP pursuant to Section 2.3 hereof) of Party B as of the Completion Date (as defined in Section 4 of this Agreement) minus (y) the number of Dissenting Shares (as defined in Section 9.1) (the “Swapped Shares”). The payment of the Consideration

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shall include cash and Series B Special Shares, which will be paid to shareholders of Party B in the form set out in Section 3.2.2 of this Agreement.

The Series B Special Shares to be issued for the purpose of this Share Swap will have no par value and the issue price is NT$100 per share (the “Series B Special Shares”). The terms of the Series B Special Shares is attached hereto as Appendix 1. Party A’s articles of incorporation as of the Signing Date is attached hereto as Appendix 2.”

3.	Section 3.2.2 of the Share Swap Agreement shall be deleted and replaced in its entirety by the following:

“If the shareholder of Party B is a Non-Qualified Investor, Party A shall pay cash consideration calculated based on the Consideration to such shareholder pursuant to this Agreement; if the shareholder of Party B is a Qualified Investor, Party A shall issue the number of Series B Special Shares calculated based on the Consideration to such shareholder pursuant to this Agreement. Party B shall cooperation with Party A in relation to the issuance of Series B Special Shares;”

4.	Section 3.2.3 of the Share Swap Agreement shall be deleted and replaced in its entirety by the following:

“In the event that the Consideration is paid by Series B Special Shares, no fractional shares will be issued; in the event that the Consideration is paid in cash, then the amount of cash to be paid to the shareholders shall be calculated to the nearest dollar (rounded down to the nearest dollar);”

5.	Section 3.4 of the Share Swap Agreement shall be deleted and replaced in its entirety by the following:

“Payment Method of the Consideration:

3.4.1After the Completion Date, Party A shall deposit or wire transfer the amount of cash calculated based on the Consideration to the bank account or custodian account of Non-Qualified Investor. Party A’s payment obligation pursuant to Section 3.1 of this Agreement shall be deemed fulfilled upon the payment of cash to Non-Qualified Investor pursuant to this provision.

3.4.2On the Completion Date, Party A shall issue and deliver the number of Series B Special Shares to Qualified Investor, and shall provide Party A’s shareholders roster as of the Completion Date to evidence that such Qualified Investors has obtained the Consideration. Party A’s payment obligation pursuant to Section 3.1 of this Agreement shall be deemed fulfilled upon the delivery of the Series B Special Shares to Qualified Investor pursuant to this provision.”

II. Miscellaneous

1.

This Amendment constitutes part of the Share Swap Agreement. In the event of any conflict between the provisions of this Amendment and the Share Swap Agreement, this Amendment shall take precedence over the Share Swap Agreement. Any matters

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that are not provided herewith shall be handled pursuant to the Share Swap Agreement. Capitalized terms used but not otherwise defined hereunder shall have their respective meanings as defined in the Share Swap Agreement.

2.	This Amendment shall take effect upon the execution of each Party.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties are signing this Amendment as of the date stated in the introductory paragraph.

Party A: Woods Investment Company, Ltd.	Party B: Taiwan Liposome Co., Ltd.
/s/ George Yeh_________________	/s/ May Kang________________
Representative: George Yeh Title: Chairman	Representative: May Kang Title: Independent Director

Signature Page to the First Amendment to the Share Swap Agreement

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